UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE FIRST QUARTER 2014

Guadalajara, Jalisco, Mexico, April 24, 2014 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the first quarter ended March 31, 2014. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of First Quarter 2014 vs. First Quarter 2013:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 170.8 million, or 14.4%. Total revenues increased Ps. 130.0 million, or 10.0%.

•      Cost of services increased Ps. 8.5 million, or 3.3%, compared to 1Q13.

•      Operating Income increased Ps. 148.2 million, or 24.4%.

•      EBITDA increased Ps. 151.4 million, or 18.3%, in 1Q14 compared to 1Q13. EBITDA margin (excluding the effects of IFRIC 12) increased from 69.9% in 1Q13 to 72.2% in 1Q14.

•      Net income and comprehensive income in 1Q14 increased by Ps. 112.3 million, or 20.9%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Rafael Borja
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

Operating Results

During the first quarter of 2014, total terminal passengers increased by 682.2 thousand passengers, representing a 12.0% increase as compared to the same period of 2013. Domestic and international passenger traffic increased by 380.6 thousand passengers and 301.6 thousand passengers, respectively.

Total passenger traffic growth during the first quarter of 2014 was mainly driven by increases at the airports of Guadalajara (11.9%), Tijuana (16.2%), Puerto Vallarta (10.6%) and Los Cabos (8.5%), whose traffic increased by 220.4 thousand, 151.3 thousand, 96.3 thousand and 76.3 thousand passengers, respectively. It is important to mention the opening of the following routes during 1Q14:

Domestic:

International:

First Quarter 2014 Report	Page 2 of 16

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

First Quarter 2014 Report	Page 3 of 16

Total Terminal Passengers (in thousands):

First Quarter 2014 Report	Page 4 of 16

Consolidated Results for 1Q14 vs 1Q13

1Q13	1Q14	Change
Revenues			
Aeronautical services	896,934	1,008,974	12.5%
Non aeronautical services	286,714	345,517	20.5%
Improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)
Total revenues	**1,302,311**	**1,432,326**	**10.0%**
Operating costs			
Costs of services:	254,432	262,889	3.3%
Employee costs	105,333	92,697	(12.0%)
Maintenance	35,477	40,234	13.4%
Safety, security & insurance	41,241	46,758	13.4%
Utilities	27,159	30,259	11.4%
Other	45,222	52,940	17.1%
Technical assistance fees	43,544	51,484	18.2%
Concession taxes	58,765	67,195	14.3%
Depreciation and amortization	220,153	223,366	1.5%
Other expense (income)	28	(5,365)	(19197.2%)
Cost of improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)
Total operating costs	**695,587**	**677,404**	**(2.6%)**
Operating income	**606,724**	**754,922**	**24.4%**
Finance (cost) income	(38,568)	14,629	(137.9%)
Earnings before income taxes	**568,156**	**769,551**	**35.4%**
Income taxes	(31,000)	(120,105)	287.4%
Net income and comprehensive income	**537,157**	**649,446**	**20.9%**

	1Q13	1Q14	Change
EBITDA	826,877	978,288	18.3%
Net income and comprehensive income	537,157	649,446	20.9%
Net income and comprehensive income per share (pesos)	0.9575	1.1577	20.9%
Net income and comprehensive income per ADS (US dollars)	0.7334	0.8867	20.9%
Operating income margin %	46.6%	52.7%	13.1%
Operating income margin % (excluding IFRIC 12)	51.3%	55.7%	8.7%
EBITDA margin %	63.5%	68.3%	7.6%
EBITDA margin % (excluding IFRIC 12)	69.9%	72.2%	3.4%
Costs of services and improvements / Total revenues %	28.6%	23.8%	(17.0%)
Cost of services / Total revenues % (excluding IFRIC 12)	21.5%	19.4%	(9.7%)

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.0560 per U.S. dollar (noon buying rate on March 31, 2014, as published by the Board of Governors of the Federal Reserve).

First Quarter 2014 Report	Page 5 of 16

Revenues for 1Q14 vs 1Q13

•	Aeronautical revenues increased Ps. 112.0 million, or 12.5%.
•	Non-aeronautical revenues increased Ps. 58.8 million, or 20.5%.
•	Revenues from improvements to concession assets decreased Ps. 40.8 million, or 34.4%.
•	Total revenues increased Ps. 130.0 million, or 10.0%.

–	Aeronautical revenues increased by Ps. 112.0 million, or 12.5%, in 1Q14, mainly due to an increase of Ps. 108.3 million in revenues from passenger charges, as a result of the 12.0% growth in total passenger traffic during 1Q14.

–	Non-aeronautical revenues increased Ps. 58.8 million, or 20.5%, in 1Q14 compared to 1Q13, due to a Ps. 24.3 million increase (13.2%) in revenues from business lines operated by third parties. Revenues from business lines operated directly by the Company increased Ps. 16.5 million, or 20.0%. In addition, there was a Ps. 18.0 million, or 90.6%, increase in recovery of costs revenues, as a result of the Company providing checked baggage inspection services to airlines during 1Q14.

First Quarter 2014 Report	Page 6 of 16

–	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 40.8 million, or 34.4%, due to the fact that investments made during the 2014 period were  lower than the investments undertaken for the same period of 2013, due to lower investment commitments under our Master Development Programs for 2014, which is the lowest for the 2010-2014 period.

Total operating expenses in 1Q14 declined Ps. 18.2 million, or 2.6%, compared to 1Q13 due to the following factors:

➢ Cost of services increased Ps. 8.5 million, or 3.3%, compared with 1Q13, mainly due to the following:

-	Other operating expenses for 1Q14 increased Ps. 7.7 million, or 17.1%, due to an increase in provisions for doubtful accounts of Ps. 4.0 million, as well as an increase in supplies for convenience stores of Ps. 2.6 million, among others.

-	Security and insurance costs for 1Q14 increased Ps. 5.5 million, or 13.4%, compared with 1Q13.

-	Maintenance costs increased Ps. 4.8 million, or 13.4%, compared with 1Q13, mainly due to maintenance required for checked baggage inspection equipment, air conditioning equipment, platforms and runways.

-	Utilities costs for 1Q14 increased Ps. 3.1 million, or 11.4%, compared to 1Q13.

-	Employee costs decreased Ps. 12.6 million, or 12.0%, compared with 1Q13, mainly related to the completion in 1Q13 of our restructuring of our security checkpoint personnel, the staffing of which has been outsourced to a third party.

➢ Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 40.8 million, or 34.4%, during 1Q14.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results.  All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

First Quarter 2014 Report	Page 7 of 16

Operating margin for 1Q14 increased 610 basis points from 46.6% in 1Q13 to 52.7% in 1Q14. Operating margin, excluding the effects of IFRIC 12, increased 440 basis points, from 51.3% in 1Q13 to 55.7% in 1Q14. The nominal value of operating income increased Ps. 148.2 million, or 24.4%.

EBITDA margin increased 480 basis points, from 63.5% in 1Q13 to 68.3% in 1Q14. EBITDA margin, excluding the effects of IFRIC 12, increased 230 basis points, from 69.9% in 1Q13 to 72.2% in 1Q14. The nominal value of EBITDA increased Ps. 151.4 million, or 18.3%.

With respect to our finance (cost) income, we recorded a positive change, from an expense of Ps. 38.6 million in 1Q13 to an income of Ps. 14.6 million in 1Q14, which represented a net change of Ps. 53.2 million. This was a result of the following two factors: first, interest, net, went from an expense of Ps. 13.8 million in 1Q13 to an income of Ps. 8.9 million in 1Q14, and second, during 1Q14, there was an exchange rate gain of Ps. 5.7 million, compared to a loss of Ps. 24.8 million in 1Q13, which represented a net positive change of Ps. 30.5 million in 1Q14.

Net income and comprehensive income in 1Q14 increased by Ps. 112.3 million, or 20.9%, compared to 1Q13. Earnings before income taxes increased by Ps. 201.4 million, or 35.4%. Furthermore, income taxes increased Ps. 70.5 million in 1Q14, while deferred income tax went from a benefit of Ps. 130.8 million in 1Q13 to Ps. 112.2 million in 1Q14, resulting in an increase in expense of Ps. 18.6 million in 1Q14.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the January-March 2014 period were Ps. 1,009.0 million, resulting from average aeronautical revenues of Ps. 148.9 per WLU. Regulated revenues accounted for 70.4% of total revenues and 74.5% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company complied for the year 2012. The SCT will review 2013 compliance during the second quarter of 2014.

First Quarter 2014 Report	Page 8 of 16

Statement of Financial Position

As of March 31, 2014, the Company had a balance of cash and cash equivalents of Ps. 2,789.9 million. The Company’s principal assets as of March 31, 2014 consisted of the net balance of the airport concessions’ value equal to Ps. 9,824.3 million, rights to use airport facilities equal to Ps. 1,199.6 million and improvements to concession assets, machinery and equipment, improvements to leased buildings, as well as advanced payments to suppliers equal to a combined Ps. 5,934.3 million. These balances represented approximately 38.1%, 4.7% and 23.0% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 502.2 million as of March 31, 2014 as compared to March 31, 2013.  This increase was primarily due to the fact that the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects. In addition, the amendments implemented as a result of the 2014 fiscal reform resulted in a change to the corporate tax rate from 28% to 30% for 2014 and subsequent fiscal periods, which also contributed to the increase in deferred income taxes.

CAPEX

During 1Q14, the Company invested Ps. 146.1 million in capital expenditures, mainly for investments carried out during 1Q14, as well as for investments for which payment was pending at the close of 2013, in accordance with IAS 7 “Statement of Cash Flows”.

Changes to Accounting Policies

Beginning January 1, 2014, the following International Financial Reporting Standards (“IFRS”) came into effect:

•	Investment Entities (Amendments to IFRS 10 – “Consolidated Financial Statements”, IFRS 12 – “Disclosure of Interests in Other Entities”, and IAS 27 – “Consolidated and Separate Financial Statements”)
•	Amendment to IAS 32 – “Offsetting Financial Assets and Financial Liabilities”
•	IFRIC 21 – “Levies”
•	IFRS 9 – “Financial Instruments”
•	Amendments to IFRS 9 and IFRS 7 – “Mandatory Effective Date of IFRS 9 and Transition Disclosures”

Financial Statements for the consolidated period ended March 31, 2014 have been prepared in accordance with IAS 34, “Interim Financial Reporting”

First Quarter 2014 Report	Page 9 of 16

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

First Quarter 2014 Report	Page 10 of 16

Exhibit A: Operating Results by Airport (in thousands of pesos):

First Quarter 2014 Report	Page 11 of 16

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

First Quarter 2014 Report	Page 12 of 16

Exhibit B: Consolidated Statement of Financial Position as of March 31 (in thousands of pesos):

First Quarter 2014 Report	Page 13 of 16

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

First Quarter 2014 Report	Page 14 of 16

Exhibit D: Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in thousands of pesos):

First Quarter 2014 Report	Page 15 of 16

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under common stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to the Stock Exchanges, the financial statements will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Exhibit F: Other Operating Data (in thousands of pesos):

First Quarter 2014 Report	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: April 25, 2014